INFORMATION ANALYSIS INCORPORATED 11240 WAPLES MILL ROAD SUITE 201 FAIRFAX, VIRGINIA 22030 (703) 383-3000 (703) 293-7979 fax

VIA EDGAR CORRESPONDENCE

May 7, 2008

Mr. Stephen Krikorian Accounting Branch Chief Division of Corporation Finance United States Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

RE:	Letter to Richard S. DeRose dated April 25, 2008
Information Analysis Incorporated
Form 10-KSB for the Fiscal Year Ended December 31, 2007
Filed April 15, 2008
File No. 000-22405

Dr. Mr. Krikorian:

We received the Commission’s letter related to its review of our Form 10-KSB for the year ended December 31, 2007. Since we are now in the process of completing our Form 10-Q for the quarter ended March 31, 2008, we respectfully request additional time to respond to the issues raised in the letter. We anticipate providing our response to you by Friday, May 23, 2008.

If you have any questions, please feel free to contact the undersigned at (703) 293-7901.

Sincerely Yours,

Information Analysis Incorporated /s/ Richard S. DeRose Richard S. DeRose Chief Financial Officer

Cc:	Mr. Mark Wishner, Greenberg Traurig, LLP
Mr. Mark Hooley, Reznick Group, P.C.